JOINT STOCK COMPANY
AEROFLOT
Russian Airlines

37, bld. 9, Leningradsky prosp.,
Moscow, 125167, Russia
Tel.: (7-095) 155-6643, 752-9017
Fax: (7-095) 155-6647
http://www.aeroflot.ru

RECEIVED
2006 JUN -8 P 12:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of Chief Council (202) 942-0659,
Division of Investment Management, 450
Fifth Street, N.W., Washington, D.C. 20549

Date 26.05.2006 our ref. 12-141

06014226

SUPPL

Dear Sir / Madam,

In accordance with our obligations (regulated by Rule 12g3 – 2(b)) we send You materials on AGM of JSC Aeroflot that will be hold on 17th of June 2006.

Code of the emitter 82 – 4592.

Attached materials consist of 86 pages.

If You would have any questions, please contact us by phone (495) 258-0686 or by E-mail: zbunnakova@aeroflot.ru.

Sincerely Yours,

Oleg Novozhenin

Director of Corporate
Property Department
JSC Aeroflot - Russian airlines

PROCESSED
JUN 09 2006
THOMSON
FINANCIAL

6/8

AEROFLOT Russian Airlines

NOTIFICATION
on the convention of the Annual General Meeting of shareholders of Joint Stock Company "Aeroflot – Russian Airlines"

Joint Stock Company "Aeroflot – Russian Airlines" (JSC "Aeroflot"), place of residence: 125167, Moscow, Leningradsky Prospect, 37, building 9 notify hereby about the convention of the Annual General Meeting of its shareholders.

Form of the Annual General Meeting: meeting.

Date and time: of the Meeting– **the 17th of June, 2006.**

Venue of the Meeting: Moscow District, Airport Sheremetyevo-1, bldg 6, Flight Crew Training Center of JSC "Aeroflot" (passage: by bus № 851 from underground station "Rechnoy Vokzal" or by bus № 817 from the underground station "Planernaya").

Closing date of the List of persons entitled to take part in the Meeting: the 29th of April, 2006
Shareholders may mail their filled-in ballots to the following mailing address: 125167, Moscow, Leningradsky Prospect, 37, bldg 9, Department of Corporate Property of JSC "Aeroflot.

For quorum calculation and summing up the voting returns only votes submitted by ballots received by the Company no later than the 14th of June, 2006 are taken into account.

Agenda of the Annual General Meeting of shareholders:

1. **Approval of the order of the day, order of voting, composition of working bodies of the General Meeting of shareholders of JSC "Aeroflot".**
2. **Approval of the annual report of JSC "Aeroflot" for 2005.**
3. **Approval of annual accounting statements including the statements on profit and loss (account of profit and loss) of JSC "Aeroflot" with regard to the results of 2005 fiscal year.**
4. **Approval of the allocation of profit (including payment (announcement) of dividends) of JSC "Aeroflot" with regard to the results of 2005 fiscal year.**
5. **Amount, time and form of payment of dividends on the shares of JSC "Aeroflot" with regard to the results of 2005 fiscal year.**
6. **Election of members of the JSC "Aeroflot" Board of Directors.**
7. **Election of members of the JSC "Aeroflot" Auditing Commission.**
8. **Approval of the Statutory Auditor of JSC "Aeroflot" for 2006.**
9. **On making amendments in item 8.3 of Article 8 of the Articles of Incorporation of JSC Aeroflot" concerning the definition of the number, par value, category (type) of declared shares and rights provided by the shares.**
10. **On the increase of the charter capital of JSC "Aeroflot" by placing additional ordinary registered shares of JSC "Aeroflot" within the limits of the number of declared shares.**

The information (materials) to be made available to the shareholders during the preparation for the General Meeting can be accessed from May 17 till June 17, 2006 from 10 a.m. till 5 p.m. on working days (till 3 p.m. on Fridays) at the following addresses:
1). Moscow, Leningradsky Prospekt, 37, bldg. 9, Department of Corporate Property (Room 624);
2). Moscow, Airport Sheremetievo-1, bldg. 6, Flight Crews Training Center of JSC "Aeroflot" (Room 107).

Registration of participants of the Annual General Meeting of shareholders and issuance of passes to the Meeting shall be carried out at the above indicated venue of the Meeting on the 15th of June from 10 a.m. till 6 p.m., on the 16th of June from 10 a.m. till 4 p.m. and on the 17th of June, 2006 from 9 a.m. till the closing of discussions of the last item in the agenda of the Meeting that has the quorum.

To register as a participant of the Meeting it is required to present an identification document (common passport), set of ballots delivered to shareholders by mail. The participants of the Meeting acting on behalf of shareholders whose powers are not registered by the Company Registrar will be required to present either a proxy issued in accordance with the requirements of items 4 and 5 of Article 185 of the Civil Code of the Russian Federation or notarized.

Representatives of legal entities are required to have a paper signed by the CEO and bearing the corporate seal certifying powers of representatives to perform on behalf of the legal entity.

Board of Directors JSC "Aeroflot"

AEROFLOT Russian Airlines

SKYTEAM

(82-4592)

ATTACHEMT № 1

APPROVED
by the Board of Directors
of JSC "Aeroflot"
Minutes № 11 of February 21, 2006

AGENDA
of Annual General Meeting of Shareholders of JSC "Aeroflot"
held on June 17, 2006

1. Approval of the order of the day, order of voting, composition of working bodies of the General Meeting of shareholders of JSC "Aeroflot".

2. Approval of the annual report of JSC "Aeroflot" for 2005.

3. Approval of annual accounting statements including the statements on profit and loss (account of profit and loss) of JSC "Aeroflot" with regard to the results of 2005 fiscal year.

4. Approval of the allocation of profit (including payment (announcement) of dividends) of JSC "Aeroflot" with regard to the results of 2005 fiscal year.

5. Amount, time and form of payment of dividends on the shares of JSC "Aeroflot" with regard to the results of 2005 fiscal year.

6. Election of members of the JSC "Aeroflot" Board of Directors.

7. Election of members of the JSC "Aeroflot" Auditing Commission.

8. Approval of the Statutory Auditor of JSC "Aeroflot" for 2006.

9. On making amendments in item 8.3 of Article 8 of the Articles of Incorporation of JSC Aeroflot" concerning the definition of the number, par value, category (type) of declared shares and rights provided by the shares.

10. On the increase of the charter capital of JSC "Aeroflot" by placing additional ordinary registered shares of JSC "Aeroflot" within the limits of the number of declared shares.

AEROFLOT Russian Airlines

(82-4592)

ATTACHMENT № 2

APPROVED by
the Board of Directors of JSC "Aeroflot"
Minutes № 11 of the 21st of February, 2006

LIST
of nominees to the Board of Directors of JSC "Aeroflot"
to be elected at the Annual General Meeting in 2006

The nominations have been made in accordance with the requirements of the Federal Law "On Joint Stock Companies" and the Articles of Incorporation of JSC "Aeroflot" by shareholders (a shareholder) of the Airline possessing in aggregate by no less than two per cent of voting shares of the Airline or by their authorized representatives.

№/п	Full Name	Position	Nominated by, % voting shares	Date of the receipt of the proposal
1	**Antonov Vladimir Nikolaevitch**	First Deputy General Director of JSC "Aeroflot"	Shareholders, authorized representatives of shareholders – employees of JSC "Aeroflot", 2.16491%	07.02.06
2	**Butrin Mikhail Robertovitch**	Executive Director, Deutche UFG	Government of the Russian Federation, 51,17%. Shareholder of the Airline Grabor Trading (Overseas) Limited, 3,2386%	30.01.06 30.01.06
3	**Danilitsky Anatoly Antonovitch**	General Director, OOO "National Reserves Corporation"	Shareholder of the Airline Grabor Trading (Overseas) Limited, 3,2386%	30.01.06
4	**Dushatin Leonid Alexseevitch**	First Deputy General Director of OOO «National Reserve Corporation»	Shareholder of the Airline Grabor Trading (Overseas) Limited, 3,2386%	30.01.06

5	**Ivanov Victor Petrovitch**	Assistant to the President of the Russian Federation	Government of the Russian Federation, 51,17%. Shareholders, authorized representatives of shareholders – employees of JSC "Aeroflot", 2.16491%	30.01.06 07.02.06
6	**Kopeikin Mikhail Yurievitch**	Deputy Chief of the Administration of the Government of the Russian Federation	Government of the Russian Federation, 51,17%. Shareholders, authorized representatives of shareholders – employees of JSC "Aeroflot", 2.16491%	30.01.06 07.02.06
7	**Kudimov Yury Alexandrovitch**	President-Chairman of the Executive Board of OAO AKB "National Reserves Bank"	Shareholder of the Airline Grabor Trading (Overseas) Limited, 3,2386%	30.01.06
8	**Nikitin Gleb Sergeevitch**	Department Chief, the State Committee of State Property (Rosimuschestvo)	Government of the Russian Federation, 51,17%.	30.01.06
9	**Okulov Valeri Mikhailovitch**	General Director of JSC "Aeroflot"	Shareholders, authorized representatives of shareholders – employees of JSC "Aeroflot", 2.16491%	07.02.06
10	**Tikhonov Alexander Vasilievitch**	Department Director, the Ministry of Transport of the Russain Federation (Mintrans)	Government of the Russian Federation, 51,17%.	30.01.06
11	**Finger Grigory Moiseevitch**	Executive Director, Moscow Representative Office of "NCH Advisors, Inc."	Shareholder of the Airline Lindsell Enterpeises Limited, 2,17%	10.01.06
12	**Shablin Vladimir Nikolaevitch**	Senior Vice-President, AKB "National Reserve Bank"	Shareholder of the Airline Grabor Trading (Overseas) Limited, 3,2386%	30.01.06
13	**Sharonov Andrey Vladimirovitch**	Secretary of State, Deputy Minister for Economic Development and Trade of the Russian Federation	Government of the Russian Federation, 51,17%.	30.01.06
14	**Urchik Alexander Alexseevitch**	Chief of Rosaviation	Government of the Russian Federation, 51,17%.	30.01.06

(82-4592)
ATTACHMENT № 3

APPROVED
by the Board of Directors of JSC "Aeroflot"
Minutes № 11 of the 21st of February, 2006.

LIST
of nominees to the Auditing Commission of JSC "Aeroflot"
to be elected at the Annual General Meeting in 2006

The nominations have been made in accordance with the requirements of the Federal Law "On JOINT Stock Companies" and the Articles of Incorporation of JSC "Aeroflot" by shareholders (a shareholder) of the Airline possessing in aggregate by no less than two per cent of voting shares of the Airline or by their authorized representatives.

№/п	Full Name	Position	Nomination is made by, % of voting shares	Date of the receipt of the proposal
1	Akimova Nina Fedorovna	Director, Department of Economic and Financial Planning of JSC "Aeroflot"	Shareholders, authorized representatives of shareholders – employees of JSC "Aeroflot", 2.16491%	07.02.06
2	**Galkin Dmitry Yurievitch**	Chief , Internal Audit Service of JSC "Aeroflot"	Shareholders, authorized representatives of shareholders – employees of JSC "Aeroflot", 2.16491%	07.02.06
3	**Gorbatchik Tatyana Vladimirovna**	Department Director, Ministry of Transport of the Russian Federation (Mintrans)	Government of the Russian Federation, 51,17%	30.01.06
4	**Dunaikina Zinaida Nikolaevna**	Chief, Department of Operational Safety of JSC "Aeroflot"	Shareholders, authorized representatives of shareholders – employees of JSC "Aeroflot", 2.16491%	07.02.06
5	**Mironova Vaera Grigorievna**	Deputy Chief, Rosaviation Administration	Government of the Russian Federation, 51,17%	30.01.06

6	**Svyatova Irina Nikolaevna**	Deputy Chief, Rosaviation Administration Department	Government of the Russian Federation, 51,17%	30.01.06
7	**Tarasov Alexey Evgenievitch**	Deputy General Director, Chief of Legal Department, OOO "National Reserve Corporation"	Shareholder of the Airline Grabor Trading (Overseas) Limited, 3,2386%	30.01.06
8	**Khvostunkov Andrey Nikolaevitch**	Deputy Chief, Administration of Federal Service of Tariffs of Russia	Government of the Russian Federation, 51,17%	30.01.06
9	**Khudorozkov Andrey Vitalievitch**	Deputy Chief, Department of Assets Management in TEK (Fuel and Energy Complex) of OOO "National Reserve Corporation"	Shareholder of the Airline Grabor Trading (Overseas) Limited, 3,2386%	30.01.06
10	**Cheremnykh Yury Mikhailovitch**	Deputy Chief on Economics and Finances, Department of Aviation and Technical Center of JSC "Aeroflot"	Shareholders, authorized representatives of shareholders – employees of JSC "Aeroflot", 2.16491%	07.02.06

AEROFLOT Russian Airlines

SKYTEAM

(82-4592)

Attachment № 4
ANNUAL GENERAL MEETING OF JSC "AEROFLOT" SHAREHOLDERS

Moscow **the 17th of June, 2006**

PROPOSED
by the Board of Directors of JSC "Aeroflot"
(Minutes № 13 of 27th of April, 2006

ORDER OF THE DAY

1.	**OPENING OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS** Welcoming speech be the Chairman of the Board of Directors Mr.V.P. Ivanov.	**10.00 - 10.05**
2.	**INFORMATION ABOUT THE QUORUM AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS** Report of the Counting Commission	**10.05. - 10.10**
3.	***Issue № 1 of the agenda*** **– APPROVAL OF THE ORDER OF THE DAY; VOTING ORDER; COMPOSITION OF THE WORKING BODIES OF THE GENERAL MEETING OF SHAREHOLDERS OF JSC "AEROFLOT"** Speaker: Chairman of the Board of Directors Mr.V.P. Ivanov.	**10.10 - 10.15**
	DISCUSSIONS ON ISSUE № 1 OF THE AGENDA (No more than 3 speakers, 2 minutes each)	**10.15 - 10.20**
	VOTING ON ISSUE № 1 OF THE AGENDA	**10.20 - 10.25**
4.	***Issue № 2 of the agenda*** **– APPROVAL OF THE ANNUAL REPORT OF JSC "AEROFLOT" FOR 2005.** Speaker: General Director of OAO "Aeroflot" Mr. V.M. Okulov	**10.25 - 10.55**
	DISCUSSIONS ON ISSUE № 2 OF THE AGENDA (No more than 4 speakers, 5 minutes each)	**10.55 - 11.15**
	VOTING ON ISSUE № 2 OF THE AGENDA	**11.15 - 11.20**
5.	***Issue № 3 of the agenda*** **– APPROVAL OF THE ANNUAL ACCOUNTING STATEMENTS INCLUDING STATEMENT ON PROFIT AND LOSS (THE ACCOUNT OF PROFIT AND LOSS) OF JSC "AEROFLOT" FOR 2005 FISCAL YEAR.** Speaker: Chief Accountant of JSC "Aeroflot" Mr. A.P.Trusov. Co-speakers: Chairman of the Auditing Commission, a representative of the Statutory Auditor of JSC "Aeroflot"	**11.20-11.40**
	DISCUSSIONS ON ISSUE № 3 OF THE AGENDA (No more than 3 speakers, 3 minutes each)	**11.40 - 11.50**
	VOTING ON ISSUE № 3 OF THE AGENDA	**11.50 - 11.55**
6.	**BREAK**	**11.55 - 12.10**
7.	***Issue № 4 of the agenda*** **– APPROVAL OF THE ALLOCATION OF PROFIT (INCLUDING PAYMENT (ANNOUNCEMENT) OF DIVIDENDS) of JSC "AEROFLOT" FOR 2005 FISCAL YEAR.** Speaker: Deputy General Director of JSC "Aeroflot" Mr. M.I. Polubojarinov	**12.10 - 12.15**
	DISCUSSIONS ON ISSUE № 4 OF THE AGENDA (No more than 3 speakers, 3 minutes each)	**12.15 - 12.25**
	VOTING ON ISSUE № 4 OF THE AGENDA	**12.25 - 12.30**
8.	***Issue № 5 of the agenda*** **– ABOUT THE AMOUNT, TERM AND FORM OF DIVIDEND PAYMENT ON SHARES OF JSC "AEROFLOT" FOR 2005 FISCAL YEAR.** Speaker: Deputy General Director of JSC "Aeroflot" Mr. M.I. Polubojarinov.	**12.30 - 12.35**
	DISCUSSIONS ON ISSUE № 5 OF THE AGENDA (No more than 3 speakers, 2 minutes each)	**12.35 - 12.40**
	VOTING ON ISSUE № 5 OF THE AGENDA	**12.40 - 12.45**

9.	*Issue № 6 of the agenda* – **ELECTION OF MEMBERS OF THE BOARD OF DIRECTORS OF JSC "AEROFLOT"** Speaker: Chairman of the Board of Directors of JSC "Aeroflot" Mr. V.P. Ivanov	**12.45 - 12.50**
	DISCUSSIONS ON ISSUE № 6 OF THE AGENDA (No more than 5 speakers, 3 minutes each)	**12.50 - 13.05**
	VOTING ON ISSUE № 6 OF THE AGENDA	**13.05 - 13.10**
10.	*Issue № 7 of the agenda* – **ELECTION OF THE MEMBERS OF THE AUDITING COMMISSION OF JSC "AEROFLOT".** Speaker: Chairman of the Board of Directors of JSC "Aeroflot" Mr. V.P. Ivanov	**13.10 - 13.15**
	DISCUSSIONS ON.ISSUE № 7 OF THE AGENDA (No more than 3 speakers, 2 minutes each)	**13.15 - 13.20**
	VOTING ON ISSUE № 7 OF THE AGENDA	**13.20 - 13.25**
11.	*Issue № 8 of the agenda* – **APPROVAL OF THE STATUTORY AUDITOR OF JSC "AEROFLOT" FOR 2006.** Speaker: Chairman of the Board of Directors of JSC "Aeroflot" Mr. V.P. Ivanov	**13.25 - 13.30**
	DISCUSSIONS ON ISSUE № 8 OF THE AGENDA (No more than 3 speakers, 2 minutes each)	**13.30 - 13.35**
	VOTING ON ISSUE № 8 OF THE AGENDA	**13.35 - 13.40**
12.	*Issue № 9 of the agenda* – **ABOUT CHANGES IN ITEM .8.3 OF ARTICLE 8 OF THE ARTICLES OF INCORPORATION OF JSC "AEROFLOT" FOR THE MATTER OF DEFINING THE NUMBER, PAR VALUE, CATEGORY (TYPE) OF DECLARED SHARES AND RIGHTS PROVIDED BY THE SHARES.** Speaker: Deputy General Director of JSC "Aeroflot" Mr. S.S. Kharitonov.	**13.40 - 13.45**
	DISCUSSIONS ON ISSUE № 9 OF THE AGENDA (No more than 3 speakers, 3 minutes each)	**13.45 - 13.55**
	VOTING ON ISSUE № 9 OF THE AGENDA	**13.55 - 14.00**
13.	*Issue № 10 of the agenda* – **ABOUT THE INCREASE OF THE CHARTER CAPITAL OF JSC "AEROFLOT" BY WAY OF ISSUING ADDITIONAL ORDINARY REGISTERED SHARES OF JSC "AEROFLOT" WITHIN THE LIMITS OF THE NUMBER OF DECLARED SHARES.** Speaker: Deputy General Director of JSC "Aeroflot" Mr. S.S. Kharitonov	**14.00 - 14.10**
	DISCUSSIONS ON ISSUE № 10 OF THE AGENDA (No more than 3 speakers, 3 minutes each)	**14.10 - 14.20**
	VOTING ON ISSUE № 9 OF THE AGENDA	**14.20 - 14.25**
14.	**BREAK**	**14.25 - 15.00**
15.	**STATEMENTS ON THE ORDER OF THE MEETING RUNNING, ANSWERS TO SHAREHOLDERS' QUESTIONS**	**15.00 - 15.10**
16.	**CLOSING SPEECH OF THE GENERAL DIRECTOR OF JSC "AEROFLOT"**	**15.10 - 15.15**
17.	**ANNOUNCEMENT OF THE VOTING RETURNS** Speaker: Chairman of the Counting Commission	**15.15 - 15.25**

NOTE: duration of the Shareholder's Meeting may be cut down by way of reducing time for reviewing issues in the agenda.

(82-4592)

AEROFLOT Russian Airlines

Attachment № 5
ANNUAL GENERAL MEETING OF JSC "AEROFLOT"

Moscow

the 17th of June, 2006

PROPOSED
by the Board of Directors of JSC "Aeroflot"
Minutes № 13 of the 27th of April, 2006

VOTING ORDER

№	Agenda Item	Wording of the Resolution	Conditions for Resolution Adoption	Ballot type	Ballot №
1	2	3	4	5	6
1.	Approval of the order of the day, voting order, composition of the working bodies of the Annual General Meeting of shareholders	Be it resolved to approve the order of the day, the voting routine, the composition of the working bodies of the general meeting of the Annual General Meeting of shareholders of JSC "Aeroflot"	Majority of votes	PLACET NOT PLACET ABSTAIN	1
2.	Approval of the Annual Report of JSC "Aeroflot" for fiscal 2005.	Be it resolved to approve the Annual Report of JSC "Aeroflot" for 2005 fiscal year	Majority of votes	PLACET NOT PLACET ABSTAIN	2
3.	Approval of the annual accounting statements including the statement of profit and loss (the account of profit and loss) of JSC "Aeroflot" for 2005 fiscal year	Be it resolved to approve annual accounting statements including the statement of profit and loss (the account of profit and loss) of JSC "Aeroflot" for 2005 fiscal year	Majority of votes	PLACET NOT PLACET ABSTAIN	3
4.	Approval of the allocation of profit including the payment (announcement) of dividends) of JSC "Aeroflot" for 2005 fiscal year .	Be it resolved to approve the allocation of profit (including the payment (announcement) of dividends of JSC "Aeroflot" for 2005 fiscal year	Majority of votes	PLACET NOT PLACET ABSTAIN	4

1	2	3	4	5	6
5.	About the amount, term and form of payment of dividends on JSC "Aeroflot" shares for 2005 fiscal year.	Be it resolved to pay dividends on JSC "Aeroflot shares for 2005 fiscal year in the amount of 0.82 rubles per share in money form during the period from the 19th of June till the 16th of August, 2006	Majority of votes	PLACET NOT PLACET ABSTAIN	5
6.	Election of members of the Board of Directors of JSC "Aeroflot"	Be it resolved to elect eleven members of the board of directors of the JSC "Aeroflot" from the following nominees: 1. Antonov V.N. 8. Nikitin G.S. 2. Butrin M.R. 9. Okulov V.M. 3. Danilitsky A.A. 10. Tikhonov A.V. 4. Dushatin L.A. 11. Finger G.M. 5. Ivanov V.P. 12. Shablin V.N. 6. Kopeikin M.Y. 13. Sharonov A.V. 7. Kudimov Y.A. 14. Yurchik A.A.	Largest number of votes by cumulative voting	List of nominees for election to the Board of Directors of JSC "Aeroflot"	6
7.	Election of members of the Auditing Commission of JSC "Aeroflot"	Be it resolved to elect five members of the Auditing Commission from the following nominees: 1. Akimova N.F. 6. Svyatova I.N. 2. Galkin D.Y. 7. Tarasov A.E. 3. Gorbatchik T.V. 8. Khvostunkov A.N. 4. Dunaikina Z.N.. 9. Khudorozkov A.V. 5. Mironova V.G. 10. Cheremnykh Y.M.	Majority of votes	List of nominees for election to the Auditing Commission of JSC "Aeroflot	7
8.	Assignment of the Statutory Auditor of JSC "Aeroflot" for 2006	Be it resolved to assign ZAO "HLB Vneshaudit" as the Statutory Auditor of JSC "Aeroflot" .	Majority of votes	PLACET NOT PLACET ABSTAIN	8
9.	About changes of item 8.3, Article 8 of the Articles of Incorporation of JSC "Aeroflot" for the matter of defining the number, par value, category (type) of declared shares and rights provided by those shares.		By three forth majority of votes	PLACET NOT PLACET ABSTAIN	9
10.	About the increase of the charter capital of JSC "Aeroflot" by placing additional ordinary registered shares within the limits of the number of declared shares.		Majority of votes	PLACET NOT PLACET ABSTAIN	10

AEROFLOT Russian Airlines

(82-4592)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF JSC "AEROFLOT"

Attachment № 6

Moscow **the 17th of June, 2006**

Proposed by the Board of Directors of JSC "Aeroflot" (Minutes № 13 of the 27th of April, 2006)

PROPOSAL ON THE PERSONAL COMPOSITION OF WORKING BODIES

PRESIDIUM:

1	V.N.Antonov	- First Deputy General Director, JSC "Aeroflot", member of the JSC "Aeroflot" Board of Directors;
2	M.R.Butrin	- Managing Director, United Financial Group , member of the JSC "Aeroflot" Board of Directors;
3	I.N.Grechukhin	- Director, Department of the Ministry of Economic Development of the Russian Federation, member of the JSC "Aeroflot" Board of Directors;
4	L.A.Dushatin	- First Deputy General Director, OOO "National Reserves Corporation", member of the JSC "Aeroflot" Board of Directors;
5	V.P.Ivanov	- Assistant to the President of the Russian Federation, Chairman of the Board of Directors of JSC "Aeroflot";
6	M.Y.Kopeikin	- Deputy Chief, Administration of the Government of the Russian Federation, member of the JSC "Aeroflot" Board of Directors;
7	V.M.Okulov	- General Director of JSC "Aeroflot" Board of Directors; member of the JSC "Aeroflot" Board of Directors;
8	A.V.Tikhonov	- Director, Department of the Ministry of Transport of the Russian Federation, member of the JSC "Aeroflot" Board of Directors;;
9	A.K.Uvarov	- Chief of the Department of Transport and Communications Property, Federal Agency for Management of Federal Property, member of the JSC "Aeroflot" Board of Directors;
10	A.V.Fedorov	- Deputy Chief, Department of the Federal Security Service of the Russian Federation, member of the JSC "Aeroflot" Board of Directors;
11	V.N.Shablin	- Senior Vice-President, AKB "National Reserves Bank", member of the JSC "Aeroflot" Board of Directors;
12	A.N.Brylov	- Deputy General Director – Executive Secretary of the Board of Directors of JSC "Aeroflot".

* * *

CHAIRMAN OF THE MEETING: Chairman of the Board of Directors of JSC "Aeroflot" Mr.V.P.Ivanov

PRESIDING PERSON AT THE MEETING: A.N.Brylov – Executive Secretary of the Board of Directors of JSC "Aeroflot".

MEETING SECRETARY: A.V.Melehin – Chief, Corporate and Legal Matters Department of JSC "Aeroflot".

COUNTING BOARD: Specialized Registrar of the Airline – ZAO "National Registration Company".

RULE TEAM:

A.V.Gruzinov – Deputy Chief of Legal Service - Chief of Department on Legal Matters of JSC "Aeroflot";

T.V.Vodolozova – Chief Expert, Administrative and Legal Group, Department on Legal Matters of JSC "Aeroflot".

COMMISSION SUPERVISING THE SUMMING UP OF VOTING RETURNS:

A.A.Koldunov – Deputy General Director – Chief of the Inspection for Flight Security of JSC "Aeroflot";

A.A. Lukyanov – Director, Procurement Department of JSC "Aeroflot";

A.P. Jakimchuk – First Deputy Director, Flight Complex – Chief Pilot of JSC "Aeroflot;

E.V. Lezhnina – Chief Expert, Section of Securities, Department of Shared Corporate Property of JSC "Aeroflot";

D.I.Novikov – Expert of 1st category, Department of Operational Safety of JSC "Aeroflot".

COMMISSION ON DRAFTING THE RESOLUTION OF ANNUAL GENERAL MEETING OF SHAREHOLDERS:

I.D. Dannenberg – Chief, Press-Service, Department of Public Relations of JSC "Aeroflot;

I.A. Desyjatnichenko – Deputy General Director of JSC "Aeroflot" for management of routes network and cargo operations;

V.A. Matveenko – Executive Secretary, Executive Board of Administrative Department of JSC "Aeroflot";

M.I. Polubojarinov – Deputy General Director of JSC "Aeroflot" on Finances and Planning;

SECRETARIAT :

A.V. Melekhin – Chief, Corporate and Legal Section, Department of Legal Matters of JSC "Aeroflot";

E.V. Antonova – Chief Expert, Administration of the Board of Directors of JSC "Aeroflot".

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

Attachment №7
APPROVED by
the Board of Directors of JSC "Aeroflot"
Minutes № 13 dated the 27th of April, 2006

LIST of
information (materials) to be made available to the shareholders during preparation for the Annual General Meeting of shareholders to be held on the 17th of June, 2006 and the order of its delivery

In compliance with the requirements of the Federal Law "On Joint Stock Companies", the Articles of Incorporation of JSC "Aeroflot" and the Regulation on the General Meeting of JSC "Aeroflot"'s Shareholders the following list of information (materials) to be made available to the shareholders during preparation for the Annual General Meeting to be held on the 17th of June, 2006 and the order of its delivery are approved herby.

List of Information:

1. The Federal Law "On Joint Stock Companies";
2. JSC "Aeroflot"'s Articles of Incorporation;
3. Regulation on the Board of Directors of JSC "Aeroflot";
4. Regulation on the Auditing Commission of JSC "Aeroflot";
5. Regulation on the JSC "Aeroflot's" shareholders General Meeting;
6. The Order of notification of the shareholders of the convention of the Annual General Meeting of JSC "Aeroflot's" shareholders;
7. The Order of delivering information (materials) to be made available to shareholders during preparation for an Annual General Meeting of shareholders;
8. Notification of the Annual General Meeting of Shareholders;
9. Composition of the Board of Directors JSC "Aeroflot";
10. Composition of the Auditing Commission of JSC "Aeroflot";
11. Agenda of the Annual General Meeting of JSC "Aeroflot"'s shareholders;
12. Draft of the Order of the day, Voting order, composition of the working bodies of the Annual General Meeting;
13. Annual Report of JSC "Aeroflot" for 2005;
14. Accounting Balance Sheet as at December 31, 2005, Account of Profit and Loss for 2005;
15. Recommendations of the Board of Directors with regard to the allocation of profit and loss of JSC "Aeroflot" for 2005;
16. Recommendations of the Board of Directors with regard of dividend amount on the Airline shares for 2005, the time and form of its payment;
17. JSC "Aeroflot" Auditing Commission's report;
18. Report of the Statutory Auditor firm on the results of auditing of financial and economic activity of JSC "Aeroflot" in 2005;
19. List of nominees for election to the Board of Directors of JSC "Aeroflot", biographical summaries of the nominees and information about the proposed nominees' consent of disagreement to be elected;

20. List of nominees for election to the Auditing Commission of JSC "Aeroflot", biographical summaries of the nominees and information about the proposed nominees' written consent of disagreement to be elected;
21. Proposals of the Board of Directors on the approval of the Statutory Auditor of JSC "Aeroflot" for 2006;
22. Information on item 9 of the agenda;
23. Information on item 10 of the agenda.

The order of making information (materials) available

For the purpose of making the aforesaid information (materials) available to the shareholders and to their representatives' revision, Information Centers are set up during the period of May 17 to June 17, 2006 to be open from 10 a.m. till 5 p.m. on working days (on Fridays – till 3 p.m.).

Locations of Information Centers:

- JSC "Aeroflot" Department of Shared Property, room 624, bldg.9, Leningradsky Prospekt, 37, Moscow, 125167;
- JSC "Aeroflot" Flight Crews Training Center, room 107, bldg. 6, Airport Sheremryevo-1, Moscow, 103340.

The above listed information materials (except items 1 to 5) shall be provided to the participants at the time of registration.

AEROFLOT Russian Airlines

Attachment № 8
APPROVED by
The Board of Directors of JSC "Aeroflot"
Minutes № 13 of the 27th of April, 2006

THE ORDER
of notification of shareholders of the Annual General Meeting of JSC "Aeroflot" to be held on the 17th of June, 2006

As provided by the Federal Law "On Joint Stock Companies", Articles of Incorporation of JSC "Aeroflot", Regulation "On the General Meeting of JSC "Aeroflot" shareholders" and Regulation "On the Disclosure of Information by the Issuer of Securities" approved by the Order of the Federal Service for Financial Markets № 05-5/пз-н of March 16, 2005 the following order of notification of shareholders about the Annual General Meeting of JSC "Aeroflot" shareholders on the 17th of June, 2006 is approved hereby.

1. By the 17th of May, 2006, to mail by registered letters a Notification about the Annual General Meeting of shareholders to persons entitled to take part in the General Meeting who are included in the list that is made up basing on the data of the Register of JSC "Aeroflot" shareholders as at the end of the working day of the 29th of April, 2006 at the addresses indicated in the Shareholders' Register.

2. By the 17th of May, 2006, to mail by registered letters Ballots for voting on issues of the agenda to persons entitled to take part in the General Meeting who are included in the list that is made up basing on the data of the Register of JSC "Aeroflot" shareholders as at the end of the working day of the 29th of April, 2006 at the addresses indicated in the Shareholders' Register.

3. By the 17th of May, 2006, to publish a Notification about the Annual General Meeting of JSC "Aeroflot" shareholders in "Rossiyskaya Gazeta", "Interfax" Agency and in the newspaper of the Airline – "My Aeroflot".

4. To disclose information related to the preparation and holding the Annual General Meeting of JSC "Aeroflot" shareholders in accordance with the order and time limits set forth in the Federal Law "On Joint Stock Companies" and the Regulation "On the Disclosure of Information by an Issuers of Securities" as approved by the Order of the Federal Service for Financial Markets № 05-5/пз-н of March 16, 2005.

5. To publish the resolutions that will be adopted by the Annual General Meeting of JSC "Aeroflot" shareholders in accordance with time limits established by the Federal Law "On Joint Stock Companies" in the mass media assigned by the Annual Meeting.

AEROFLOT Russian Airlines

(82-4592)

LIST
of nominees to the Board of Directors of JSC Aeroflot
elected by the Annual General Meeting of shareholders in 2005

1.	**Antonov Vladimir Nikolaevitch**	- First Deputy General Director of JSC "Aeroflot"
2.	**Butrin Mikhail Robertovitch**	- Managing Director, United Financial Group
3.	**Grechukhin Igor Nikolaevitch**	- Director, Department of the Ministry of Economic Development and Trade of the Russian Federation
4.	**Dushatin Leonid Alexseevitch**	- First Deputy General Director, OOO "National Reserve Corporation"
5.	**Ivanov Victor Petrovitch**	- Assistant to the President of the Russian Federation
6.	**Kopeikin Mikhail Yurievitch**	- Deputy Chief of the Administration of the Government of the Russian Federation
7.	**Okulov Valery Mikhailovitch**	- General Director of JSC "Aeroflot"
8.	**Tikhonov Alexander Vasilievitch**	- Director, Department of Structural Reformation of the RF Ministry of Transport
9.	**Uvarov Alexsey Konstantinovitch**	- Chief, Department of the Federal Agency of Federal Property Management
10.	**Fedorov Alexsey Victorovitch**	- officer of the Federal Security Service
11.	**Shablin Vladimir Nikolaevitch**	- Senior Vice-President of AKB "National Reserve Bank"

AEROFLOT
Russian Airlines

LIST
of nominees to the Auditing Commission of JSC Aeroflot elected by the Annual General Meeting of shareholders in 2005

1.	Galimov Nikolay Anasovitch	- Deputy Director, Department of the Ministry of Transport of Russia
2.	Goryatchev Vladimir Sergeevitch	- Deputy Chief, Administration of Rosaviatsia
3.	Dunaikina Zinaida Nikolaevna	- Chief, Section of the Department of Operational Safety of JSC "Aeroflot"
4.	Mironova Vera Grigorievna	- Chief, Administration of Rosaviatsia
5.	Tarasov Alexsey Evgenievitch	- Chief, Legal Department of OOO "National Reserve Corporation"

AEROFLOT Russian Airlines

SKYTEAM

(82-4592)

RECEIVED
2006 JUN -8 P 12:10
CORPORATE INTERNATIONAL

BIOGRAPHICAL SUMMARIES OF THE NOMINEES TO THE BOARD OF DIRECTORS OF THE JSC AEROFLOT

(for the General Meeting of shareholders on June 17, 2006)

1. **ANTONOV VLADIMIR NIKOLAEVITCH** – First Deputy General Director of JSC "Aeroflot". Born in 1953 in Moscow. In 1975 graduated from Moscow Institute of Railway Transport Engineers, specialty – "electrification of railway transport". 1977-1995 service in Armed Forces. From 1995 – Deputy General Director of JSC "Aeroflot", economic and aviation security, later – Deputy General Director, aviation security; Deputy General Director, aviation and operational security.

2. **BUTRIN MIKHAIL ROBERTOVITCH** – Executive Director of Deutsche UFG, member of JSC "Aeroflot" Board of Directors. Born in 1967. Graduated from Moscow Institute of National Economy named after G.V.Plekhanov with specialty "Planning in industry". Knows English. In 1998 worked in the position of Director of Administration of Corporate Financing of ZAO "USiBi Capital", in 1999-2000 – General Director of OOO "Consultations, Research, Restructuring", in 2000-2003 – Acting Director of Moscow representative office of "Chichester Trading Ltd." Company, in 2003-2004 – Vice-President of OOO AKB "National Reserve Bank" and in 2004 -2005 Acting Director of OOO "National Reserves Corporation".

3. **DANILITSKY ANATOLY ANTONOVITHC** – General Director, OOO "National Reserves Corporation". Born in 1952. Graduated from Moscow State Institute of International Relations. Speaks English. From 1999 till present – participant of the Board of the "National Investments Council" (non commercial organization). From 1998 till 2001 – member of the Board of Directors of "Urasco Bank AG", Zurich, Switzerland. In 2001-2004 – Deputy and later First Deputy of the Chairman of the Executive Board of OAO AKB "National Reserves Bank".

3. **DUSHATIN LEONID ALEXSEEVITCH** – First Deputy General Director, OOO "National Reserves Corporation", member of JSC "Aeroflot" Board of Directors. Born in 1960. Graduated from the faculty "International Economic Relations" of Moscow Finance Institute with specialty "international currency and credit relations". Speaks English and German. In 1996 – 2002 – Vice-President – Chief of Fuel and Energy Department, Deputy Chairman of the Executive Board of AKB "National Reserves Bank".

4. **IVANOV VICTOR PETROVITCH** – Assistant to the President of the Russian Federation. Born in 1950 in Novgorod. Graduated from Leningrad Electrotechnic Institute of Communications named after Professor M.A.Bonch-Bruevitch. After graduation served in Soviet Armed Forces, worked as an engineer in Research and Production Corporation "Vector" in Leningrad. From 1977 – served in the state security agencies starting from the position of the officer of investigation department, District Administration of USSR KGB for Leningrad District. In 1994-1988 – Chief of City Hall Administration of Saint Petersburg, in 1996-1998 – General Director of ZAO "Teleplus", in 1998-1999 – Chief of a Department of the Federal Security Service of Russia (FSS) and in 1999-2000 – Deputy Director – Chief of the Department of Economic Security of FSS of Russia. From 2000 till 2004 – Deputy Chief, Administration of the President of the Russian Federation.

5. **KOPEIKIN MIKHAIL YURIEVITCH** – Deputy Chief of the Administration of the Government of the Russian Federation, member of the JSC "Aeroflot" Board of Directors. Born 1954 in Moscow. Graduated from Moscow Institute of Management named after S.Orgonikidze. Doctor of Sciences. Professor. In 1976-1989 worked in the State Institute for Designing Chemical Industry Plants and in 1989-1996 – in the State Planning Committee of the USSR (Gosplan) (after reorganization – Ministry of Economic Development and Trade of the Russian Federation), later on – in the Ministry of Finance of the Russian Federation in top management positions. In 1996-2003 – in the Administration of the Government of the Russian Federation in the positions of the Chief of the Department of Economics and Management of Property..

6. **KUDIMOV YURY ALEXANDROVITH** – President – Chairman of the Executive Board of OAO AKB "National Reserves Bank". Born in 1953 in the city of Krasnoyarsk. In 1979 graduated from the Moscow State University of Lomonosov (MSU), later till 1982 worked in MSU in as assistant. In 1982-1986 - trainee, own correspondent of the "Komsomolskaya Pravda" newspaper, in 1986-1987 – academician of the Institute of World Economy and International Relations, in 1987-1994 - analyst, own correspondent of the "New Times" magazine in Nicaragua, Mexico Мексике. In 1994-1995 worked as Chief of the Department of Investments of the "Russian Investments and Financing Corporation" and in 1995 – 2004 – First Deputy Chairman of the Executive Board of OOO AKB "National Reserves Bank".

7. **NIKITIN GLEB SERGEEVITHC** – Chief, Administration of the Federal Agency for Management of Federal Property. Born in 1977 in Leningrad. In 1999 graduated from Saint Petersburg University of Economics and Finances with specialty "finances and crediting" and in 2004 – Saint Petersburg State University with specialty "Санкт-Петербургский государственный университете по специальности "jurisprudence". In 1999-2004 worked in the Committee on management of the city property of the city of Saint Petersburg in the position of leading expert, Section Chief, Department Chief.

8. **OKULOV VALERY MIKHAILOVITCH** – General Director of JSC "Aeroflot", member of JSC "Aeroflot" Board of Directors. Born in 1952 in Kirov. In 1975 graduated from the Academy of Civil Aviation. Specialty is "operation of air transport", engineer - navigator. Worked as navigator of An-24, An-12, Tu-154 aircraft, navigator – instructor of Tu-154 aircraft of Sverdlovsk associated air unit. From 1985 – in the Central Administration of International Air Communications (from 1992 JSC "Aeroflot") – worked in the positions of navigator of Tu-154, Il-86, An-124, Il-96 aircraft, leading navigator-tutor of the Flight Crew Training Center, first class specialist, incident less flight of more than 10000 flight hours. From July 1996 till May 1997 – First Deputy General Director on organization and management of operations of JSC "Aeroflot".

9. **TIKHONOV ALEXANDER VASILIEVITCH** – Director, Department of the Ministry of Transport of the Russian Federation, member of the JSC "Aeroflot" Baord of Directors. Born in 1957 in the city of Tomsk. In 1981 graduated from Kiev Higher Naval Political School. Specialty "military – political". In 1975-1977 served in the USSR Armed Forces and in 1981 – 1992 – commanding positions in the Pacific Fleet units. From 1992 till 1995 worked as a consultant of Kamchatka Ship Maintenance Association, Executive Director of insurance company "Kamchatka – ASKO", Financial Director of Kamchatka Ship Maintenance

Association, Director of Kamchatka Regional Auction Canter in the city of Petropavlovsk-Kamchatsky. In 1995 – 1998 – expert, leading expert, Director of Directorate for incorporation and securities of OAO "Vostochanya Neftyanaya Company" in the city of Tomsk. In 1998-2000 – Deputy Chief, Department of the Ministry of State Property of Russia. From 2000 till 2004 – Deputy Chief, Chief, Department of the same, Chief, Administration of the Federal Agency for Management of the Federal Property.

10. **FINGER GRIGORY MOISEEVITCH** – Executive Director of Moscow representative office of «NCH Advisors, Inc.». Born in 1966. Has higher education: engineering and finances (area of occupation – consulting).

11. **SHABLIN VLADIMIR NIKOLAEVITCH** – Senior Vice-President of AKB "National Reserves Bank", member of JSC "Aeroflot" Board of Directors. Born in 1951. Graduated from Leningrad Higher Engineering Marine School with specialty "engineer – marine navigator" and Finance Academy of the Government of the Russian Federation with specialty of "banking business". Worked as Captain Mate of vessels on international routes, senior expert of joint stock office V/O "Sovfreight", Representative of the Ministry of Marin Fleet in Australia, Egypt and UAE, Deputy Managing Director of "Unicom Management ser-Viseas".

12. **SHARONOV ANDREY VLADIMIROVITCH** – State Secretary – Deputy Minister of Economic Development and Trade of the Russian Federation. Born in 1964. In 1986 graduated from Ufa Aviation Institute and in 1996 – Russian Academy of State Service. Candidate of Social Sciences. In 1986-987 engineer – researcher of Ufa Aviation Institute, in 1987-989 Secretary of COMSOMOL Committee of the same and in 1989 - postgraduate of the same. In 1989-990 – Chairman of a subcommittee of the USSR Supreme Soviet, in 1990-1991 – Secretary of the Central Committee of COMSOMOL, in 1991-1992 – Chairman of the USSR State Committee for Youth Policies of the Russian Federation and in 1992 году – Plenipotentiary Representative of the Russian Federation Government for Youth Affairs. From 1992 till 1996 – Chairman of the Russian Federation Committee of Youth Affairs. In 1997 appointed Deputy Minister of Economics of the Russian Federation. In 2000 worked as State Secretary – Deputy Minister of the same, in 2000-2003 – Deputy Minister, in 2003-2004 – First Deputy Minister and in 2004-2005– Deputy Minister.

13. **URCHIK ALEXANDER ALEXSEEVITCH –** Chief, Federal Agency of Air Transport. Born in 1957. In 1978 graduated from Leningrad Higher Commanding School, in 1989 – Leningrad Military Academy of Rear and in 1997 – the State Academy of Management of Ordgonikidze with specialty "financial management". From 1974 till 2004 served in Armed Forces, of those years in 1989-2004 – at commanding positions in the Administration of Military Communications on air routes of regional administrations and production associations of the Federal Agency of Air Transport.

All persons included in the above list has consented to be nominated for election to the Board of Directors.

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

RECEIVED
2006 JUN -8 P 12:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BIOGRAPHICAL SUMMARIES OF THE NOMINEES TO THE AUDITING COMMISSION OF THE JSC "AEROFLOT

(for the General Meeting of shareholders on June 17, 2006)

1. **AKIMOVA NINA FEDOROVNA** – Director, Department of Economic and Financial Planning of JSC "Aeroflot". Born in 1947 in the city of Tekely, Taldy-Kurgan District of Kazahstan. In 1970 graduated from Moscow Engineering and Economic Institute of Orgonikidze with specialty of "economics and management of air transport". Upon graduation: postgraduate, fellow scientist of the same Institute. In 1977-1979 – engineer, senior engineer, senior engineer of auto maintenance base of the USSR Ministry of, in 1979-1991 – engineer, Deputy Chief, then Chief of Planning and Economics Department of the Central Administration of the International Air Transportation of "Aeroflot", from 1991 – senior economist, leading economist of JV "Aeroservice". In 1995-2000 – Deputy Chief, then Chief of the Economic Department of the Directorate for Economic Planning, Deputy Director, Department of Economics and Development of "JSC "Aeroflot".

2. **GALKIN DMITRY YURYEVITCH** – Chief, Internal Audit Service of JSC "Aeroflot". Born in 1963 in Moscow. In 1986 graduated from Moscow Institute of Management of Orgonikidze with specialty "engineer economist on organization of management of transport". In 1986 – 1988 served in Armed Forces. From 1988 till 2002 worked in OAO "Aeroflot" as economist, leading economist, Chief of a Department, Deputy Chief of Supervising and Auditing Service.

3. **GORBATCHIK TATYANA VLADIMIROVNA** – Director, Department of the Ministry of Transport of the Russian Federation. Born in 1970 in the city of Alma-Ata. In 1992 graduated from Moscow Technology of Light Industry with specialty "economist". In 1993 worked as 1st category expert of the Department of Budget Execution of the Ministry of Finance of Russia and in 1993 – 2004 – as leading expert, Senior Treasurer, Chief Treasurer, Deputy Chief and Chief of a Department in the Main Administration of the Federal Treasury of the Ministry of Finance of Russia.

4. **DUNAIKINA ZINAIDA NIKOLAEVNA** – Section Chief, Department of Operational Security of JSC "Aeroflot". Born in 1954 in Moscow. In 1977 graduated from Moscow State Institute of International Relations. From 1989 till 1997 – economist of the Central International Agency of JSC "Aeroflot".

5. **MIRONOVA VERA GRIGORIEVNA** – Deputy Chief, Administration of the Federal Agency of Air Transport. Born in 1950 in the city of Lubertsy of Moscow District. In 1976 graduated from All-Union Correspondence Institute of Food Industry with specialty "economic planning". In 1971-1976 – Chief Accountant of Maychkovsky United Aviation Unit, in 1977-1991 – Senior Economist, Department Chief, Deputy Chief of the Main Administration of the Ministry of Civil Aviation, in 1992-1993 – Deputy Chief of a section, Department of Air Transport of the Ministry of Transport of the Russian Federation, in 1996-2000 – Chief, Administration of Financial and Taxation Policies of the Federal Service of Air Transport of Russia and in 2000-2004 – Deputy Chief, Department of the Ministry of Transport of the Russian Federation.

6. **SVYATOVA IRINA NIKOLAEVNA** – (till November 25, 2005 worked as Deputy Chief of the Department of Accounting and Consolidated Accounting Statements of the Administration of the Federal Agency of Air Transport).

7. **TARASOV ALEXSEY EVGENIEVITCH** – Deputy General Director, Chief of Legal Department of OOO "National Reserves Corporation". Born in 1972. Graduated from Faculty Of International Law of the Moscow State Institute of International Relations. Knows French and Spanish (fluent), English (speaking). In 1993-2000 worked as Legal Adviser, Senior Legal Adviser, Deputy Chief of Legal Department of AO "Konversbank". In 2000-2002 – Chief of the Department of Business Reorganization and Credits of Investment Programs of AKB "INGOSSTRAH – Soyuz" and in 2002-2005 – Vice-President of OAO АКБ "National Reserves Bank" – Adviser to Chairman of the Bank Executive Board on legal matters, Chief of the Legal Department of OOO "National Reserves Corporation".

8. **KHVOSTUNKOV ANDREY NIKOLAEVITCH** – Deputy Chief of the Administration of the Federal Service of Tariffs. Born in 1962. Graduated from the Moscow Institute of Engineers of Civil Aviation, qualified radio engineer and in 2002 – Russian Academy of State Service with qualification "Российскую академию государственной службы по квалификации "jurist". Speaks English. In 1985 worked as an engineer of a specialized assembly and setting up Administration "Airportspetsmontaz". From 1985 till 1995 served in Armed Forces. In 1995 – 1997 – representative, Chief of the Department of Support of International Operations of "Corsair" airline. In 1997 – Chief of the Department of Air Transport Sales of ZAO "Lanta-Tour Voyage". In 1998 – 1999 – Chief of a department of the Federal Service of Russia for Regulation of Natural Monopolies of Transport. In 1999 – 2002 – Chief of a Department, Deputy Chief of the Department of the Ministry of Aviation Industry of Russia and in 2002 – 2004 – Deputy Chief, Chief of the Administration of the Federal Energy Commission of the Russian Federation.

9. **KHUDOROZKOV ANDREY VITALIEVITCH** - Deputy Chief, Department of Assets Management of Fuel and Energy Complex ТЭК OOO "National Reserves Corporation". Born in 1959. In 1981 graduated from Moscow Financial Institute with specialty – "economist for international affairs" and in 1986-1988 had refresher training in the same Institute. In 1981-1990 worked as Economist, Chief Expert in the USSR Ministry of Finance. In 1991-1994 – Chief expert, Deputy Chief of a department of AO "INAUDIT", in 1994- 2002 – Deputy General Director of ZAO "GLOBAUDIT" and in 2002-2005 – General Director of the same.

10. **CHERMNYKH YURY MICHAILOVITHC** – Deputy Director, Aviation and Technical Center of OAO "Aeroflot" for economics and finances. Born in 1947 in Moscow. In 1969 graduated from Moscow Institute of Radio Technique, Electronics and Automation with specialty of "radio physics and electronics". From 1970 till 1971 served in the Soviet Armed Forces. In 1971-1972 worked as Senior Engineer in R&D Institute of Instruments Manufacturing and later – in R&D Institute "Plus", and from 1972 till 1995 год – as Senior Engineer, Deputy Chief of Laboratory, Leading Designer, Acting General Director of R&D Institute of Radio Techniques in Moscow. From 1995 till 2000 – Chief of Department, Chief of Expertise Control of Contract Execution and Claims Processing of JSC "Aeroflot". In 2000-2001 worked as Deputy General Director of Moscow Representative Office of Swiss firm "Palmera S.A." and later – as Leader of the project of JSC "ARIM, Ltd." In Moscow.

All persons included in the above list has consented to be nominated for election to the Board of Directors.

AEROFLOT Russian Airlines

(82-4592)

Approved by resolution of the Auditing Commission of JSC "Aeroflot"
Minutes o f April 11, 2006 № 5

_______________ N.A.Galimov

Opinion

of the Auditing Commission on the Results of the Audit of Financial and Business Activity of JSC "Aeroflot" for the year of 2005.

As provided by the Provisions on Auditing Commission of JSC "Aeroflot" approved by the General Meeting of JSC "Aeroflot's" shareholders the results of financial and business activity of the Airline during 2005 using submitted annual accounting statements for 2005 have been reviewed.

Verification of data found in the accounting statements and other in paperwork disclosing JSC "Aeroflot" operations has been done by way of selection.

Balance value as at December 31, 2005 (totals for assets and liabilities) is 32,755.3 million rubles. Against the indicator at the beginning of the reporting period the balance value went up by 34.82% or by 8,459.6 million rubles.

Structure of the assets balance:

The structure of the assets balance is given in table 1.

The assets balance against the beginning of 2005 shows an increase of off market assets by 3.46 % or by 255.77 million rubles, and as at January 1, 2005 they amount to 7,642.85 million rubles.

The gain of the off market assets is observed under the account of "Fixed Assets" by 5.42% (by 202.34 million rubles) and under the account «long term financial investments» by 3.9% (by 89.52 million rubles).

The largest part in the composition of the fixed assets (by the residual value) as at the end of 2005 belongs to the following groups:

- buildings - 30%;
- machinery and equipment – 19.2%;
- airframes – 15.3%;
- aircraft engines – 11.9%

For that matter it is necessary to point out the decrease under the account "intangible assets" by 9.68% and under the account «construction in progress" by 13.23%.

In 2005 1,241.13 million rubles that is 73.4 million rubles more than in the previous year was invested into the capital investments.

Circulating assets from the beginning of the reporting year grew by 48.52% or by 8,203,79 million rubles and amounted to 25,112.42 million rubles. The main part of the circulating assets (56.42%) is the accounts receivable – 18,479.14 million rubles.

During the reporting period the amount of receivables was observed to grow by 57%.

The value of the account «Stocks» went down by 1.97% or by 59.09 million rubles and amounted to 2,939.61 million rubles. At the end of 2005 raw and other materials prevail under the account "Stocks" (2,358.16 million rubles), the share of which had not actually changed and amounted by the year results to 80.22 million

rubles. The second place by volume under the account "Stocks" belongs to the deferred expenses (581.4 million rubles). During the reporting period their share remained practically at the previous level and amounted to 19.02%.

STRUCTURE OF ASSETS BALANCE

Table 1.

		at 31.12.2004	%	at 31.12.2005	%	difference	% 2005 against 2004
1	**Off market asstes**	**7 387 075**	**30,40%**	**7 642 846**	**23,33%**	**255 771**	**3,46%**
	-Intangiable assets;	58 325	0,24%	52 682	0,16%	-5 643	-9,68%
	-Fixed assets;	3 734 614	15,37%	3 936 956	12,02%	202 342	5,42%
	-Construction in progress;	1 291 079	5,31%	1 120 287	3,42%	-170 792	-13,23%
	-Long term financial investments;	2 296 070	9,45%	2 385 594	7,28%	89 524	3,90%
	-Defferred taxation assets	987	0,00%	141 327	0,43%	140 340	14218,84%
	-Others;	6 000	0,02%	6 000	0,02%	0	0%
2	**Circulating assets, including:**	**16 908 626**	**69,60%**	**25 112 416**	**76,67%**	**8 203 790**	**48,52%**
	-Stocks:	2 998 698	12,34%	2 939 607	8,97%	-59 091	-1,97%
	-VAT on acquired values	401 458	1,65%	506 925	1,55%	105 467	26,27%
	-Accounts receivable	11 771 184	48,45%	18 479 142	56,42%	6 707 958	56,99%
	-Short term financial investments	302 120	1,24%	1 539 207	4,70%	1 237 087	409,47%
	-Money menas	1 435 166	5,91%	1 647 535	5,03%	212 369	14,80%
	Assets, total	**24 295 701**	**100%**	**32 755 262**	**100%**	**8 459 561**	**34,82%**

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

Structure of Liabilities Balance:

The structure of the liabilities balance is given in Table 2.

STRUCTURE OF LIABILITIES BALANCE

Table 2.

		at 31.12.2004	%	at 31.12.2005	%	Difference	% 2005 against 2004
1	**Capital and reserves**	**16 331 005**	**67,22%**	**20 734 437**	**63,30%**	**4 403 432**	**26,96%**
	-Charter capital	1 110 616	4,57%	1 110 616	3,39%	0	0%
	-Own shares redeemed from sahreholders	-37	0,00%	0	0,00%	37	-100%
	-Additional capital	3 492 079	14,37%	3 374 338	10,30%	-117 741	-3,37%
	-Reserve capital	277 654	1,14%	277 654	0,85%	0	0%
	-Undistributed profit	11 450 693	47,13%	15 971 829	48,76%	4 521 136	39,48%
2	**Long term liabilities**	**463 131**	**1,91%**	**2 766 817**	**8,45%**	**2 303 686**	**497,42%**
	-Long term credits	222 196	0,91%	1 960 536	5,99%	1 738 340	782,35%
	-Defferred taxation liabilities	0	0,00%	806 281	2,46%	806 281	-
	-Other long term liabilities	240 935	0,99%	0	0,00%	-240 935	-100%
3	**Short term liabilities**	**7 501 565**	**30,88%**	**9 254 008**	**28,25%**	**1 752 443**	**23,36%**
	-Short term credits	1 029 422	4,24%	1 727 967	5,28%	698 545	67,86%
	-Accounts payable	6 430 286	26,47%	7 488 783	22,86%	1 058 497	16,46%
	-Indebtedness to participants (founders)	31 887	0,13%	8 344	0,03%	-23 543	-73,83%
	-Defferred income	9 970	0,04%	28 914	0,09%	18 944	190,01%
	Liabilities, total	**24 295 701**	**100%**	**32 755 262**	**100%**	**8 459 561**	**34,82%**

There have been the following changes in the structure of liabilities balance:

- Sources that are own means went up by 27%. The said increase was caused by the growth of undistributed profit from 11,450,7 million rubles up to 15,971.9 million rubles with the concurrent decrease of the additional capital by 117.7 million rubles. The decrease of the additional capital is due to writing-off fixed assets that were previously revaluated.

- In the structure of borrowed means: indebtedness on long term credits in the amount of 1,960.53 million rubles is generated by 100% by the indebtedness on credits provided in hard currencies. A growth of short term liabilities was observed, with short term credits grew up from 1,029.42 million rubles up to 727.97 million rubles (by 67.9%).
- In 2005 accounts payable grew up by 1,058.5 million rubles or by 16.5% and the said growth was due to the growth of indebtedness on the settlements with suppliers and contractors for the amount of 401.3 million rubles, indebtedness on taxes and charges for the amount of 713.18 million rubles, as well as under the account "payments for the advance payments received" for the amount of 126.5 million rubles.
- The structure of the accounts payable at the end of 2005 by 70.3% is made of liabilities to suppliers and contractors, and by 18.9 % - of liabilities to the State budget.

Results of financial and economic activities

Financial and economic activity of the Airline during 2005 has been completed with net profit in the amount of 6,032.4 million rubles, however the net profit thus generated is less by 297.7 million rubles than in 2004.

The above indicated result is due to the increase of costs of main types of activity by 7,495.31 million rubles or by 14.4%

Proceeds from sales for the reporting period amounted to 62,849.3 million rubles that is by **11.48%** more than in 2004.

As a result of the growth of costs of the main business the gains from the main business in 2005 was lower by 23.7% than in 2004.

Comparative analysis of income, costs and results of the business activity achieved is provide in the Table 3:

AEROFLOT Russian Airlines

(82-4592)

COMPARATIVE ANALYSIS OF INCOME AND COSTS

Table 3.

Proceeds from the main business activity	**56 377 181**	**62 849 278**	**6 472 097**	**11,48%**
sales of passenger transporation	42 745 387	46 652 514	3 907 127	9,14%
sales of cargo transporation	5 414 488	6 777 785	1 363 297	25,18%
sales of mail transporation	135 726	141 694	5 968	4,40%
other sales	8 081 580	9 277 285	1 195 705	14,80%
Costs of the main business activity	**52 063 146**	**59 558 456**	**7 495 310**	**14,40%**
Results of the main business activity	**4 314 035**	**3 290 822**	**-1 023 213**	**-23,72%**
Прочие доходы и расходы including:				
interersts receivable	69 915	241 053	171 138	244,78%
interests payable	81 651	230 267	148 616	182,01%
income from participation in other organizations	131 204	206 807	75 603	57,62%
other operational income	1 195 619	1 155 132	-40 487	-3,39%
other operational costs	1 622 199	1 226 130	-396 069	-24,42%
Results from operational activity	**- 307 112**	**146 595**	**453 707**	**-147,73%**
off market income	7 378 271	8 943 699	1 565 428	21,22%
off market costs	3 119 430	4 015 931	896 501	28,74%
Results from off market activity	**4 258 841**	**4 927 768**	**668 927**	**15,71%**
Extraordinary income	**1 073**	**1 458**	**385**	**35,88%**
Extraordianry costs	**354**	**709**	**355**	**100,28%**
Profit before taxes	**8 266 483**	**8 365 934**	**99 451**	**1,20%**
Main taxation assets	41 039	140 340	99 301	241,97%
Deferred taxation assets	0	806 281	806 281	-
Current profit tax and other tax payments	1 977 379	1 667 588	-309 791	-15,67%
Net profit of the reporting year	**6 330 143**	**6 032 405**	**-297 738**	**-4,70%**

During the audit the Auditing Commission took into consideration that the Airline has been audited by the Statutory Auditor of the Airline and that the reliability of the accounting statements for 2005 has been confirmed by the Statutory Auditor – Auditing Company ZAO "HLB Vneshaudit".

The Auditing Commission can now express the opinion with regard to the results of the Airline's activity that the statements in general are reliable and it has no grounds to doubt the information found in accounting balance sheet and report on profit and loss of JSC "Aeroflot" as at December 31, 2005.

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

RECEIVED
2006 JUN -8 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INFORMATION
to items 9 and 10 of the agenda of the Annual General Meeting of shareholders of JSC "Aeroflot"
to be held on the 17th of June, 2006

Pursuant to the decision of the Board of Directors, one of the strategic goals of JSC "Aeroflot" is the consolidation of the aviation industry.

The proposed consolidation will require issuing additional shares with charter capital of JSC "Aeroflot" to follow be paid up by the shares (equities) of airlines, airports of Russia belonging in most part to the State.

To achieve the objectives of aviation industry consolidation on the basis of JSC "Aeroflot", it is required to make certain amendments of the Company Articles of Incorporation:

1. To amend item 8.3. of Article 8 of JSC "Aeroflot" Articles of Incorporation for the matter of defining the number, par value, category (type) of the declared shares and rights provided by the shares (item 9 of the forthcoming Annual General Meeting of shareholders of JSC "Aeroflot").

Since item 3 of Article 28 of the Federal Law "On Joint Stock Companies" provides that additional shares may be issued by a company only within the number of declared shares as set forth in the articles of incorporation of the issuing company, the forthcoming Annual General Meeting of shareholders of JSC "Aeroflot" is asked to augment item 8.3 of Article 8 of the Articles of Incorporation of JSC "Aeroflot" by the following text:

"The Company shall have the right to issue, in addition to the shares already placed, 250,000,000 (two hundred and fifty million) of ordinary registered shares with par value of 1 (one) ruble each. Every additionally issued share of the Company shall entitle a shareholder – the owner of the share to the rights in the scope as stipulated by the Company's Articles of Incorporation provided by the shares placed".

2. To formulate in the Articles of Incorporation of the Company a provision that would regulate the order of increasing JSC "Aeroflot" charter capital by issuing additional ordinary registered shares within the limits of declared shares (item 10 of the agenda of the forthcoming of the Annual General Meeting of shareholders of JSC "Aeroflot").

The Annual General Meeting of shareholders is proposed to make amendments to the item 8.4. of Article 8 and to subitem 5 of item 19.2 of Article 19 of the JSC "Aeroflot" Articles of Incorporation.

The proposed amendments will allow to fix the right provided by the Federal Law "On Joint Stock Companies" (item 2, Article 28) to make the decision about the increase of the charter capital by issuing additional shares both under the decision of the Board of Directors of the Company an under the decision of the General Meeting of the Company in cases directly provided in the Federal Law "On Joint Stock Companies".

Specifically, the General Meeting is proposed to express item 8.4 of Article 8 of the JSC "Aeroflot" Articles of Incorporation as follows:

"JSC "Aeroflot" charter capital may be increased by increasing par value of shares or by issuing additional shares.

The decision about the increase of the JSC "Aeroflot" charter capital by increasing par value of shares shall be within the terms of reference of the General Meeting of shareholders of the Company.

The decision on the increase of the charter capital of the Company by issuing additional shares within the limits of declared number of shares shall be within the terms of reference of the Company Board of Directors made in the order set forth in the Federal Law "On Joint Stock Companies" and in these present Articles of Incorporation".

Subitem 5 of item 19.2 of Article 19 of the Articles of Incorporation of JSC "Aeroflot" is to be stated as follows: ***"...the increase of the charter capital of the Company by issuing additional shares within the limits of declared number of shares, and issuing bonds and other securities;".***

In this case the amendment of item 19.2. of Article 19 of the Company Articles of Incorporation is proposed for the matter to expand the terms of reference of the Company Board of Directors that does not contradict to the Federal Law "On Joint Stock Companies".

* * *

The objectives of the proposed changes and amendments of the JSC "Aeroflot" Articles of Incorporation are as follows:

- to lay down a legal foundation for issuing additional numbers of shares of JSC "Aeroflot" and subsequently increasing the Company charter capital within the limits of declared shares;
- to bring the JSC "Aeroflot" Articles of Incorporation for the matter concerning the terms of reference of the Company Board of Directors in strict compliance with the Federal Law "On Joint Stock Companies".

The changes and amendments thus proposed to the forthcoming Annual General Meeting of shareholders predetermine at this stage neither the volume of the State owned assets of the civil

aviation intended for the increase of the JSC "Aeroflot" charter capital nor the number, nor the specific list of aviation companies of Russia that are to increase or will increase the JSC "Aeroflot" charter capital. This action within the limits of additionally declared shares will be carried out at the next stage of coordination and in conjunction with the State executive authorities, including their regional level. At the same time the proposed modifications of the Company Articles of Incorporation will set up the legal condition that taken as a guidance will allow to initiate the process of consolidating by JSC "Aeroflot" the State assets of relevant aviation companies of Russia.

(82-4592)

АЭРОФЛОТ
Российские авиалинии

BALLOT № 1
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Place of residence of the Company: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation

The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 17th of June, 2006, 10 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 1 of the agenda: Approval of the day order of the day, voting order, composition of the working bodies of the General Meeting of shareholders of the Annual General Meeting JSC "Aeroflot".

Number of votes in the shareholder's possession for voting the aforesaid issue:

The wording of the resolution on issue № 1 of the agenda: "BE IT RESOLVED TO APPROVE THE ORDER OF THE DAY, THE VOTING ROUTINE, THE COMPOSITION OF THE WORKING BODIES OF THE GENERAL MEETING OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF JSC "AEROFLOT"	«PLACET» ☐ ______votes «NON PLACET» ☐ ________ votes «ABSTAIN» ☐ ________ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed and (or) in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been completed.*

Signature of the shareholder or a proxy ____

In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued

The shareholder must sign the ballot. Incorrectly filled-in as well as unsigned ballot will be deemed null and void.

Voting is done by crossing a relevant box ☒;

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been completed, or in accordance with the instructions issued by the owners of the depository securities;

**** if more than one voting option is left in the ballot the number of votes given for the relevant voting option must be indicated in the space provided for indication of the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed and (or) in accordance with the instructions of the owners of depository securities be made;***

**** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed in the space provided for indication of the number of votes opposite to the corresponding voting option must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed;***

**** if after the date the list of persons entitled to take part in the General Meeting has been completed not all the shares have been transferred the voting person is responsible to indicate, in the space provided for indication of the number of votes opposite to the corresponding remaining voting option, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been completed. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.***

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Extraordinary General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 14th of June, 2006 are only accounted.

(82-4592)

АЭРОФЛОТ
Российские авиалинии

BALLOT № 2
for voting at the Annual General Meeting of the shareholders of
the Joint Stock Company
"Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Place of residence of the Company: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation

The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 17th of June, 2006, 10 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 2 of the agenda: Approval of the Annual Report of JSC "Aeroflot" for 2005. ***Number of votes in the shareholder's possession for voting the aforesaid issue:***	
The wording of the resolution on issue № 2 of the agenda: "BE IT RESOLVED TO APPROVE THE ANNUAL REPORT OF JSC "AEROFLOT" FOR 2005"	**«PLACET»** ☐ ______votes **«NON PLACET»** ☐ _______ votes **«ABSTAIN»** ☐ _______ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed and (or) in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been completed.*

Signature of the shareholder or a proxy ______________________________

In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued

The shareholder must sign the ballot. Incorrectly filled-in as well as unsigned ballot will be deemed null and void.

Voting is done by crossing a relevant box ☒;

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been completed, or in accordance with the instructions issued by the owners of the depository securities;

**** if more than one voting option is left in the ballot the number of votes given for the relevant voting option must be indicated in the space provided for indication of the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed and (or) in accordance with the instructions of the owners of depository securities be made;***

**** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed in the space provided for indication of the number of votes opposite to the corresponding voting option must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed;***

**** if after the date the list of persons entitled to take part in the General Meeting has been completed not all the shares have been transferred the voting person is responsible to indicate, in the space provided for indication of the number of votes opposite to the corresponding remaining voting option, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been completed. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.***

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Extraordinary General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 14th of June, 2006 are only accounted.

(82-4592)

АЭРОФЛОТ
Российские авиалинии

BALLOT № 3
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company
"Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Place of residence of the Company: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation

The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 17th of June, 2006, 10 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 3 of the agenda: Approval of the annual accounting statements including the statement of profit and loss (the account of profit and loss) of JSC "Aeroflot" for 2005 fiscal year.

Number of votes in the shareholder's possession for voting the aforesaid issue:

The wording of the resolution on issue № 3 of the agenda: "BE IT RESOLVED TO APPROVE ANNUAL ACCOUNTING STATEMENTS INCLUDING THE STATEMENT OF PROFIT AND LOSS (THE ACCOUNT OF PROFIT AND LOSS) OF JSC "AEROFLOT" FOR 2005 FISCAL YEAR".	«PLACET» ☐ ______votes «NON PLACET» ☐ _______ votes «ABSTAIN» ☐ _______ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed and (or) in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been completed.*

Signature of the shareholder or a proxy ______________________________

____

(In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued)

The shareholder must sign the ballot. Incorrectly filled-in as well as unsigned ballot will be deemed null and void.

Voting is done by crossing a relevant box ☒;

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been completed, or in accordance with the instructions issued by the owners of the depository securities;

**** if more than one voting option is left in the ballot the number of votes given for the relevant voting option must be indicated in the space provided for indication of the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed and (or) in accordance with the instructions of the owners of depository securities be made;***

**** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed in the space provided for indication of the number of votes opposite to the corresponding voting option must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed;***

**** if after the date the list of persons entitled to take part in the General Meeting has been completed not all the shares have been transferred the voting person is responsible to indicate, in the space provided for indication of the number of votes opposite to the corresponding remaining voting option, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been completed. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.***

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Extraordinary General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 14th of June, 2006 are only accounted.

(82-4592)

АЭРОФЛОТ
Российские авиалинии

BALLOT № 4
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Place of residence of the Company: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation

The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 17th of June, 2006, 10 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 4 of the agenda: Approval of the allocation of profit (including payment (announcement) of dividends) of JSC "Aeroflot" with regard to the results of 2005 fiscal year. ***Number of votes in the shareholder's possession for voting the aforesaid issue:***	
The wording of the resolution on issue № 4 of the agenda: "BE IT RESOLVED TO APPROVE THE ALLOCATION OF PROFIT (INCLUDING THE PAYMENT (ANNOUNCEMENT) OF DIVIDENDS) OF JSC "AEROFLOT" FOR 2005 FISCAL YEAR".	«PLACET» ☐ ______votes «NON PLACET» ☐ ______ votes «ABSTAIN» ☐ ______ votes

☐ - mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed.

☐ - mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed and (or) in accordance with the instructions of the owners of depository securities.

☐ - mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been completed.

Signature of the shareholder or a proxy ______________________________

(In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued)

The shareholder must sign the ballot. Incorrectly filled-in as well as unsigned ballot will be deemed null and void.

Voting is done by crossing a relevant box ☒;

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been completed, or in accordance with the instructions issued by the owners of the depository securities;

**** if more than one voting option is left in the ballot the number of votes given for the relevant voting option must be indicated in the space provided for indication of the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed and (or) in***

accordance with the instructions of the owners of depository securities be made;

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed in the space provided for indication of the number of votes opposite to the corresponding voting option must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed;*

** if after the date the list of persons entitled to take part in the General Meeting has been completed not all the shares have been transferred the voting person is responsible to indicate, in the space provided for indication of the number of votes opposite to the corresponding remaining voting option, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been completed. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Extraordinary General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 14th of June, 2006 are only accounted.

АЭРОФЛОТ
Российские авиалинии

BALLOT № 5
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company
"Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Place of residence of the Company: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation

The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 17th of June, 2006, 10 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 5 of the agenda: Amount, time and form of payment of dividends on the shares of JSC "Aeroflot" with regard to the results of 2005 fiscal year.

Number of votes in the shareholder's possession for voting the aforesaid issue:

The wording of the resolution on issue № 5 of the agenda: "BE IT RESOLVED TO PAY DIVIDENDS ON JSC "AEROFLOT SHARES FOR 2005 FISCAL YEAR IN THE AMOUNT OF 0.82 RUBLES PER SHARE IN MONEY FORM DURING THE PERIOD FROM THE 19th OF JUNE TILL THE 16th OF AUGUST, 2006".	«PLACET» ☐ ______votes «NON PLACET» ☐ ________ votes «ABSTAIN» ☐ ________ votes

☐ - mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed.

☐ - mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed and (or) in accordance with the instructions of the owners of depository securities.

☐ - mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been completed.

Signature of the shareholder or a proxy ____

(In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued)

The shareholder must sign the ballot. Incorrectly filled-in as well as unsigned ballot will be deemed null and void.

Voting is done by crossing a relevant box ☒;

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been completed, or in accordance with the instructions issued by the owners of the depository securities;

**** if more than one voting option is left in the ballot the number of votes given for the relevant voting option must be indicated in the space provided for indication of the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed and (or) in***

accordance with the instructions of the owners of depository securities be made;

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed in the space provided for indication of the number of votes opposite to the corresponding voting option must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed;*

** if after the date the list of persons entitled to take part in the General Meeting has been completed not all the shares have been transferred the voting person is responsible to indicate, in the space provided for indication of the number of votes opposite to the corresponding remaining voting option, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been completed. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Extraordinary General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 14th of June, 2006 are only accounted.

АЭРОФЛОТ
Российские авиалинии

BALLOT № 6
for voting at the Annual General Meeting of the shareholders of
the Joint Stock Company
"Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Place of residence of the Company: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation

The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 17th of June, 2006, 10 a.m.

Full name (corporate name) of the shareholder:
Registration number: ***Number of cumulative votes:**

The wording of the resolution for issue № 6 of the agenda: **"BE IT RESOLVED TO ELECT ELEVEN MEMBERS OF THE BOARD OF DIRECTORS OF THE JSC "AEROFLOT" FROM THE FOLLOWING NOMINEES"**

Distribution of votes

1.	**Antonov Vladimir Nikolaevitch** – First Deputy General Director of JSC "Aeroflot"	1.	
2.	**Butrin Mikhail Robertovitch** – Executive Director of Deutsche UFG	2.	
3.	**Danilitsky Anatoly Antonovitch** – General Director, OOO "National Reserves Corporation"	3.	
4.	**Dushatin Leonid Alexseevitch** – First Deputy General Director of OOO «National Reserve Corporation»	4.	
5.	**Ivanov Victor Petrovitch** – Assistant to the President of the Russian Federation	5.	
6.	**Kopeikin Mikhail Yurievitch** – Deputy Chief of the Administration of the Government of the Russian Federation	6.	
7.	**Kudimov Yury Alexandrovitch** – President-Chairman of the Executive Board of OAO AKB "National Reserves Bank"	7.	
8.	**Nikitin Gleb Sergeevitch** – Department Chief, the State Committee of State Property (Rosimuschestvo)	8.	
9.	**Okulov Valeri Mikhailovitch** – General Director of JSC "Aeroflot"	9.	
10.	**Tikhonov Alexander Vasilievitch** – Department Director, the Ministry of Transport of the Russain Federation (Mintrans)	10.	
11.	**Finger Grigory Moiseevitch** – Executive Director, Moscow Representative Office of "NCH Advisors, Inc."	11.	
12.	**Shablin Vladimir Nikolaevitch** – Senior Vice-President, AKB "National Reserve Bank"	12.	
13.	**Sharonov Andrey Vladimirovitch** – Secretary of State, Deputy Minister for Economic Development and Trade of the Russian Federation	13.	
14.	**Urchik Alexander Alexseevitch** – Chief of Rosaviation	14.	

Signature of the shareholder or a proxy ____________________

____

(In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued)

* Voting of agenda issue №6 is performed by cumulative vote. Under cumulative vote arrangement the number of votes indicated in the ballot is obtained by multiplying the number of shares belonging to the shareholder by the number of persons to be elected to the Board of Directors of the Company (11 persons) and the shareholders has the right to cast all the votes indicated in the ballot in favor of one nominee or distribute them between two or more nominees at his/her own discretion. Fractional part of a vote, resultant from the multiplying of vote number, belonging to the shareholder by the number of persons to be elected to the Board of Directors of the Company can be cast for one nominee only.

(The ballot has front and reverse sides)

The shareholder must sign the ballot. Incorrectly filled-in as well as unsigned ballot will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been completed, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is left in the ballot the number of votes given for the relevant voting option must be indicated in the space provided for indication of the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed and (or) in accordance with the instructions of the owners of depository securities be made;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed in the space provided for indication of the number of votes opposite to the corresponding voting option must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed;*

** if after the date the list of persons entitled to take part in the General Meeting has been completed not all the shares have been transferred the voting person is responsible to indicate, in the space provided for indication of the number of votes opposite to the corresponding remaining voting option, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been completed. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Extraordinary General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 14th of June, 2006 are only accounted.

(82-4592)

АЭРОФЛОТ
Российские авиалинии

BALLOT № 7
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Place of residence of the Company: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation

The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 17th of June, 2006, 10 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Number of votes the shareholder has to cast under this issue:

The wording of the resolution for issue № 7 of the agenda: **"BE IT RESOLVED TO ELECT FIVE MEMBERS OF THE AUDITING COMMISSION OF THE JSC "AEROFLOT" FROM THE FOLLOWING NOMINEES:"**

PLACET	*Number of "PLACET" votes*	NON PLACET	*Number of "NON PLACET" votes*	ABSTAIN	*Number of "ABSTAIN" votes*

1. **Akimova Nina Fedorovna** – Director, Department of Economic and Financial Planning of JSC "Aeroflot"

PLACET		NON PLACET		ABSTAIN	

2. **Galkin Dmitry Yurievitch** – Chief , Internal Audit Service of JSC "Aeroflot"

PLACET		NON PLACET		ABSTAIN	

3. **Gorbatchik Tatyana Vladimirovna** – Department Director, Ministry of Transport of the Russian Federation (Mintrans)

PLACET		NON PLACET		ABSTAIN	

4. **Dunaikina Zinaida Nikolaevna** – Chief, Department of Operational Safety of JSC "Aeroflot"

PLACET		NON PLACET		ABSTAIN	

5. **Mironova Vaera Grigorievna** – Deputy Chief, Rosaviation Administration

PLACET		NON PLACET		ABSTAIN	

6. **Svyatova Irina Nikolaevna** – Deputy Chief, Rosaviation Administration Department

PLACET		NON PLACET		ABSTAIN	

7. **Tarasov Alexey Evgenievitch** – Deputy General Director, Chief of Legal Department, OOO "National Reserve Corporation"

PLACET		NON PLACET		ABSTAIN	

8. Khvostunkov Andrey Nikolaevitch – Deputy Chief, Administration of Federal Service of Tariffs of Russia

PLACET		NON PLACET		ABSTAIN	

9. Khudorozkov Andrey Vitalievitch – Deputy Chief, Department of Assets Management in TEK (Fuel and Energy Complex) of OOO "National Reserve Corporation"

PLACET		NON PLACET		ABSTAIN	

10. Cheremnykh Yury Mikhailovitch – Deputy Chief on Economics and Finances, Department of Aviation and Technical Center of JSC "Aeroflot"

PLACET		NON PLACET		ABSTAIN	

☐ *- mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed.*

☐ *- mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed and (or) in accordance with the instructions of the owners of depository securities.*

☐ *- mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been completed.*

Signature of the shareholder or a proxy ______________________________

(In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued)

When voting by ballot № 7, please, choose for each nominee one of the suggested voting options by putting a mark "X" or "V" in the corresponding box, except when voting under instructions of persons who become owners of the shares after the date the list of persons entitled to take part in the Annual General Meeting of shareholders has been completed. The number of votes in the corresponding to the voting option box is to be indicated if after the date the list of persons entitled to take part in the Annual General Meeting of shareholders has been completed, a transfer of shares to one or several acquirers was effected, except cases when all shares have been transferred to one and the same acquirer who issued instructions for voting by the shares, or all shares have been transferred to several acquirers who issued identical instructions for voting by the shares.

Voting ballot № 7 will be deemed invalid if the option "PLACET" in the given ballot is marked for more than five nominees, if the voter failed to mark any nominee at all, or the opinion for all nominees is ambiguous and also if the ballot is not signed, then the votes of the given ballot is not accounted.

The shareholder must sign the ballot. Incorrectly filled-in as well as unsigned ballot will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been completed, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is left in the ballot the number of votes given for the relevant voting option must be indicated in the space provided for indication of the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed and (or) in accordance with the instructions of the owners of depository securities be made;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed in the space provided for indication of the number of votes opposite to the corresponding voting option must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed;*

** if after the date the list of persons entitled to take part in the General Meeting has been completed not all the shares have been transferred the voting person is responsible to indicate, in the space provided for indication of the number of votes opposite to the corresponding remaining voting option, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been completed. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Extraordinary General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 14th of June, 2006 are only accounted.

(82-4592)

АЭРОФЛОТ
Российские авиалинии

BALLOT № 8
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Place of residence of the Company: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation

The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 17th of June, 2006, 10 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 8 of the agenda: *Approval of the Statutory Auditor of JSC "Aeroflot" for 2005.* ***Number of votes in the shareholder's possession for voting the aforesaid issue:***	
The wording of the resolution on issue № 8 of the agenda: **"BE IT RESOLVED TO APPROVE THE AUDITORS ZAO "HLB VNESHAUDIT" AS THE STATUTORY AUDITOR OF JSC "AEROFLOT" FOR 2006"**	**«PLACET»** ☐ ______**votes** **«NON PLACET»** ☐ ________ **votes** **«ABSTAIN»** ☐ ________ **votes**

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed and (or) in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been completed.*

Signature of the shareholder or a proxy ____

In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued

The shareholder must sign the ballot. Incorrectly filled-in as well as unsigned ballot will be deemed null and void.

Voting is done by crossing a relevant box ☒;

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been completed, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is left in the ballot the number of votes given for the relevant voting option must be indicated in the space provided for indication of the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed and (or) in accordance with the instructions of the owners of depository securities be made;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed in the space provided for indication of the number of votes opposite to the corresponding voting option must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed;*

** if after the date the list of persons entitled to take part in the General Meeting has been completed not all the shares have been transferred the voting person is responsible to indicate, in the space provided for indication of the number of votes opposite to the corresponding remaining voting option, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been completed. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Extraordinary General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 14th of June, 2006 are only accounted.

(82-4592)

АЭРОФЛОТ
Российские авиалинии

BALLOT № 9
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Place of residence of the Company: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation

The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 17th of June, 2006, 10 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 9 of the agenda: *On making amendments in item 8.3 of Article 8 of the Articles of Incorporation of JSC Aeroflot" concerning the definition of the number, par value, category (type) of declared shares and rights provided by the shares.*

Number of votes in the shareholder's possession for voting the aforesaid issue:

The wording of the resolution on issue № 9 of the agenda:

"Be it resolved to augment item 8.3 of Article 8 of the Articles of Incorporation of JSC "Aeroflot" by the following paragraph:

"THE COMPANY SHALL HAVE THE RIGHT TO ISSUE, IN ADDITION TO THE SHARES ALREADY PLACED, 250,000,000 (TWO HUNDRED AND FIFTY MILLION) OF ORDINARY REGISTERED SHARES WITH PAR VALUE OF 1 (ONE) RUBLE EACH. EVERY ADDITIONALLY ISSUED SHARE OF THE COMPANY SHALL ENTITLE A SHAREHOLDER –THE OWNER OF THE SHARE THE RIGHTS IN THE SCOPE AS STIPULATED BY THE COMPANY'S ARTICLES OF INCORPORATION PROVIDED BY THE SHARES PLACED".

«PLACET»
☐ ______votes

«NON PLACET»
☐ _______ votes

«ABSTAIN»
☐ _______ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed and (or) in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been completed.*

Signature of the shareholder or a proxy ______________________________

In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued

The shareholder must sign the ballot. Incorrectly filled-in as well as unsigned ballot will be deemed null and void.

Voting is done by crossing a relevant box ☒;

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been completed, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is left in the ballot the number of votes given for the relevant voting option must be indicated in the space provided for indication of the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed and (or) in accordance with the instructions of the owners of depository securities be made;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed in the space provided for indication of the number of votes opposite to the corresponding voting option must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed;*

** if after the date the list of persons entitled to take part in the General Meeting has been completed not all the shares have been transferred the voting person is responsible to indicate, in the space provided for indication of the number of votes opposite to the corresponding remaining voting option, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been completed. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Extraordinary General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 14th of June, 2006 are only accounted.

(82-4592)

АЭРОФЛОТ
Российские авиалинии

BALLOT № 10
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Place of residence of the Company: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation

The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 17th of June, 2006, 10 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 10 of the agenda: *On the increase of the charter capital of JSC "Aeroflot" by placing additional ordinary registered shares of JSC "Aeroflot" within the limits of the number of declared shares".*

Number of votes in the shareholder's possession for voting the aforesaid issue:

The wording of the resolution on issue № 10 of the agenda: 1. Be it resolved to state item 8.4 of Article 8 of the Articles of Incorporation of JSC "Aeroflot" as follows: "JSC "Aeroflot" charter capital may be increased by increasing par value of shares or by issuing additional shares. The decision about the increase of the JSC "Aeroflot" charter capital by increasing par value of shares shall be within the terms of reference of the General Meeting of shareholders of the Company. The decision on the increase of the charter capital of the Company by issuing additional shares within the limits of declared number of shares shall be within the terms of reference of the Company Board of Directors made in the order set forth in the Federal Law "On Joint Stock Companies" and in these present Articles of Incorporation". 2. Be it resolved to state subitem 5 item 19.2 of Article 19 of the Articles of Incorporation of JSC "Aeroflot" as follows: "…the increase of the charter capital of the Company by issuing additional shares within the limits of declared number of shares, and issuing bonds and other securities".	«PLACET» ☐ ______votes «NON PLACET» ☐ _______ votes «ABSTAIN» ☐ _______ votes

☐ - mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed.

☐ - mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed and (or) in accordance with the instructions of the owners of depository securities.

☐ - mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been completed.

Signature of the shareholder or a proxy ______________________________

In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued

(The ballot has front and reverse sides)

The shareholder must sign the ballot. Incorrectly filled-in as well as unsigned ballot will be deemed null and void.

Voting is done by crossing a relevant box ☒;

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been completed, or in accordance with the instructions issued by the owners of the depository securities;

**** if more than one voting option is left in the ballot the number of votes given for the relevant voting option must be indicated in the space provided for indication of the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed and (or) in accordance with the instructions of the owners of depository securities be made;***

**** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed in the space provided for indication of the number of votes opposite to the corresponding voting option must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed;***

**** if after the date the list of persons entitled to take part in the General Meeting has been completed not all the shares have been transferred the voting person is responsible to indicate, in the space provided for indication of the number of votes opposite to the corresponding remaining voting option, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been completed. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been completed, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.***

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Extraordinary General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 14th of June, 2006 are only accounted.

AEROFLOT
Russian Airlines
SKYTEAM

Moscow

ANNUAL GENERAL MEETING OF SHAREHOLDERS
JSC "AEROFLOT"

the 17th of June, 2006

Recommended by
the Board of Directors of JSC "Aeroflot"
(Minutes № 14 of May 17, 2006)

RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

About the Annual Report of JSC "Aeroflot" for 2005

"Be it resolved to recommend to the forthcoming Annual General Meeting of shareholders of JSC "Aeroflot" to approve Annual Report of JSC "Aeroflot" for 2005"

(82-4592)

ANNUAL GENERAL MEETING OF JSC «AEROFLOT»

Moscow **the 17th of June, 2006**

Recommended by
the Boar of Directors of JSC "Aeroflot"
(Minutes № 13 of the 27th of April, 2006)

PROPOSAL OF THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

On distribution

"Be it resolved to approve the distribution of profit (including payment (declaration) of dividend) and loss of the Company for 2005 fiscal year"

(82-4592)

ANNUAL GENERAL MEETING OF JSC «AEROFLOT»

Moscow

the 17th of June, 2006

Recommended by
the Board of Directors of JSC "Aeroflot"
(Minutes № 13 of the 27th of April, 2006)

PROPOSAL OF THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

On amount, terms and form of payment of dividend on JSC "Aeroflot" shares for 2005 fiscal year

"Be it resolved to pay during the period from the 19th of June till the 16th of August, 2006 dividend on JSC "Aeroflot" shares in the amount of 0.82 rubles per one share in money form for 2005 fiscal year".